Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2024

6	FIRST QUARTER MARKET UPDATE
9	OUR STRATEGY
11	CONSOLIDATED FINANCIAL RESULTS
15	OUTLOOK FOR 2024
20	LIQUIDITY AND CAPITAL RESOURCES
22	FINANCIAL RESULTS BY SEGMENT
26	OUR OPERATIONS - FIRST QUARTER UPDATES
28	QUALIFIED PERSONS
28	NON-IFRS MEASURES
33	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2024 (interim financial statements). The information is based on what we knew as of April 29, 2024, and updates our annual MD&A included in our 2023 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2023, and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form (AIF), on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•

It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our most recent annual information form and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	our expectations regarding 2024 and future uranium supply, demand, contracting, geopolitical issues, and the market including the discussion under the heading First quarter market update

•	the discussion under the heading Our strategy, including the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy, our expectation that our strategy will allow us to increase long-term value, our intention to execute our strategy with an emphasis on safety, people and the environment, our belief that we have the right strategy to achieve our vision and will do so in a manner that reflects our values, our target to reduce our combined Scope 1 and Scope 2 greenhouse (GHG) emissions by 30% by 2030, from our 2015 baseline, our ability to address environmental, social and governance risks and opportunities, our ambition to reach net-zero GHG emissions and our expected financial capacity to execute our strategy, invest in new opportunities and self-manage risk

•	the discussion under the heading Strategy in action, including the demand for nuclear fuel supplies, our expectations regarding uranium contracting and our contract portfolio, our plans for production at McArthur River/Key Lake, Cigar Lake, and the Port Hope UF6 conversion facility, our expectations regarding production levels at JV Inkai

•	the discussion of our expectations following the completion of our acquisition of a 49% interest in Westinghouse Electric Company (Westinghouse) including our ability to create a powerful platform for strategic growth, and the variability of the impact of Westinghouse on our quarterly results due to its customer requirements delivery and outage schedules

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, our confidence that the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014 or the alternate position advanced for tax years 2014 through 2017, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2024, including our production plan, the transition of our cost structure back to a tier-one run rate, our planned production levels, expected improvement in financial performance, expected care and maintenance costs for our tier-two assets, our cash balances and the generation of cash flow, our outlook for our uranium average realized price, and other information in the table under the heading 2024 Financial Outlook, our revenue, adjusted net earnings, and cash flow sensitivity analysis, our price sensitivity analysis for our uranium segment, our expected share of adjusted EBITDA from our equity investment in Westinghouse, and its expected adjusted EBITDA growth rate over the next five years

•	the discussion under the heading Liquidity and capital resources, including expected liquidity to meet 2024 obligations and our expectations for our uranium contract portfolio to provide a solid revenue stream

•	our expectation that our operating and investment activities for the remainder of 2024 will not be constrained by the covenants in our credit agreements, including the financial covenants

•	our intention to update the table under the heading Expected realized uranium price sensitivity under various spot price assumption at March 31, 2024 each quarter to reflect deliveries made to changes to our contract portfolio

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites, including production levels and our expected cash cost of production at McArthur River/Key Lake and Cigar Lake

•	our expectations regarding future JV Inkai production levels and dividend payments, including its ability to transport shipments of our share of Inkai’s production using the Trans-Caspian International Transport Route, which does not rely on Russian rail lines or ports, and the possibility of further delays in expected Inkai deliveries

•	our ability to draw upon long-term purchase agreements and loan arrangements to mitigate the risks of a production shortfall or delays in Inkai deliveries

•	the expected care and maintenance costs for our US ISR operations and Rabbit Lake for 2024

2 CAMECO CORPORATION

•	our intention to file a new base shelf-prospectus, our expectation that we will continue to navigate by our investment-grade credit rating, our plans to refinance our $500 million senior unsecured debenture maturing on June

24, 2024, our intention to prioritize repayment of the remaining $400 million (US) outstanding in floating-rate term loan debt used to finance the Westinghouse acquisition and our expectation of strong cash flow generation in 2024

Material Risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, or geopolitical issues

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates or inflation

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency

•	changing views of governments regarding the pursuit of carbon reduction strategies or that our view on the role of nuclear power in pursuit of those strategies may prove to be inaccurate

•	risks relating to the development and use of new technology or lack of appropriate technology needed to achieve our 30% GHG emissions reduction target or advance our ambition to reach net-zero GHG emissions

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or the receipt of future dividends from JV Inkai

•	that we may not realize expected benefits from the Westinghouse acquisition

•	Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make distributions to the partners

•	the risk that we and Westinghouse may not be able to meet sales commitments for any reason

•	the risk that Westinghouse may not achieve the expected growth in its business

•	the risk to Westinghouse’s business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks

•	the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values

•	the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences

•	the risk that Westinghouse may be unsuccessful in respect of its new business

•	the risk that Westinghouse may be delayed in finalizing its future financial results

•	the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities

•	the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities
•	the risk that increased trade barriers may adversely impact Westinghouse’s business

•	the risk that Westinghouse may default under its credit facilities, impacting adversely Westinghouse’s ability to fund its ongoing operations and to make distributions

•	the risk that liabilities at Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities

•	the risk that occupational health and safety issues may arise at Westinghouse’s operations

•	the risk that there may be disputes between us and Brookfield regarding our strategic partnership

•	the risk that we may default under the governance agreement with Brookfield, including us losing some or all of our interest in Westinghouse

•	we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products

•	we are subject to litigation or arbitration that has an adverse outcome

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA does not agree that the court rulings for the years that have been resolved in Cameco’s favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the Russian invasion of Ukraine

•	operations are disrupted due to problems with our own or our joint venture partners’, suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, aging infrastructure, or other development and operating risks

2024 FIRST QUARTER REPORT 3

•	we are affected by war, terrorism, cyber-attacks, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	a major accident at a nuclear power plant

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers or purchasers fail to fulfil their commitments

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason, including due to labour disruption
•	our Key Lake mill production plan is delayed or does not succeed for any reason, including due to labour disruption

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason or JV Inkai is unable to transport and deliver its production

•	our production plan for our Port Hope UF6 conversion facility is delayed or does not succeed for any reason, including due to the availability of production supplies, or labour relation issues

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, such as forest fires, floods and earthquakes as well as shifts in temperature, precipitation, and the impact of more frequent severe weather conditions on our operations as a result of climate change

Material Assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation, and that counterparties to our sales and purchase agreements will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues, and the demand for and supply of uranium

•	the continuing pursuit of carbon reduction strategies by governments and the role of nuclear in the pursuit of those strategies

•	the availability or development of technologies needed to achieve our 30% GHG emissions reduction target or advance our net-zero GHG emission ambition

•	the assumptions discussed under the heading 2024 Financial Outlook, including the assumptions used to prepare the outlook table and assumptions relating to growth in Westinghouse adjusted EBITDA

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	market conditions and other factors upon which we based the Westinghouse acquisition and our related forecasts will be as expected

•	the success of our plans and strategies relating to the Westinghouse acquisition

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including the shipment of our share of JV Inkai production to our Blind River refinery
•	our ability to mitigate adverse consequences of production shortfalls or delays in the shipment of our share of JV Inkai production to our Blind River refinery

•	our cost expectations, including production costs, operating costs, and capital costs

•	our expectations regarding tax payments, tax rates, royalty rates, currency exchange rates, interest rates and inflation

•	in our dispute with CRA that courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River and Cigar Lake development, mining and production plans succeed

•	our Key Lake mill production plans succeed

•	JV Inkai’s development, mining and production plans succeed, and that JV Inkai will be able to deliver its production

•	the ability of JV Inkai to pay dividends

•	our production plan for our Port Hope UF6 conversion facility succeeds

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

4 CAMECO CORPORATION

•	neither our operations, nor those of our joint venture partners, suppliers or customers, are significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, climate change, natural disasters, aging infrastructure, forest or other fires, outbreak of illness (such as a pandemic like COVID-19), governmental, political or regulatory actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, health and safety issues, underground floods, increased loadings into the environment, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, improper air emission or treated water releases, transportation disruptions or accidents, aging infrastructure, or other development or operating risks

•	Westinghouse’s ability to generate cash flow and fund its approved annual operating budget and make distributions to the partners

•	our ability to compete for additional business opportunities so as to generate additional revenue for us as a result of the Westinghouse acquisition

•	market conditions and other factors upon which we based the Westinghouse acquisition and our related forecasts will be as expected

•	the success of our plans and strategies relating to the Westinghouse acquisition
•	Westinghouse’s production, purchases, sales, deliveries, and costs

•	the assumptions and discussion set out under the heading Outlook

•	the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts

•	Westinghouse’s ability to mitigate adverse consequences of delays in production and construction

•	the success of Westinghouse’s plans and strategies

•	the absence of new and adverse government regulations, policies or decisions

•	that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks

•	Westinghouse’s ability to finalize future financial results when expected

•	Westinghouse will comply with the covenants in its credit agreement

•	Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities

•	Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities

•	that known and unknown liabilities at Westinghouse will not materially exceed our estimates

2024 FIRST QUARTER REPORT 5

First quarter market update

Ongoing geopolitical events, the global focus on the climate crisis, and energy security concerns have created what we believe are transformative tailwinds for the nuclear power industry, from both a demand and supply perspective. With many countries looking to reindustrialize and nationalize sourcing capabilities, at COP28 in 2023, global leaders, heads of state and industry leaders acknowledged that it is not possible to achieve net-zero carbon emissions (net-zero) without nuclear power and pledged to triple generating capacity by 2050. In addition, with the burgeoning growth in generative artificial intelligence, which requires vast amounts of energy, there is a growing recognition among some of the largest industry participants that baseload nuclear power is a critical path item to achieve the anticipated transformations in a carbon-free and secure manner. Further, there is an understanding that an important gating item to achieve the tripling of nuclear power, will be sufficient nuclear fuel supplies and services.

In the first quarter of 2024, uranium prices leveled off after reaching prices not seen since 2007, driven primarily by growing security of supply concerns. Over the past year, while fuel buyers continued contracting to secure their long-term requirements for conversion and enrichment services, they have returned their focus to the procurement of the uranium required to feed into those services. This contracting has resulted in higher prices across the fuel cycle, an increasing volume of requests for proposals from utilities entering the market alongside inbound requests for direct off-market negotiations, and sustained volumes of long-term contracting reported.

Some of the more significant developments affecting supply in the quarter and to date include:

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In February, Cameco announced plans to produce 36 million pounds U3O8 (100% basis) in 2024. In March, Cameco released an updated Cigar Lake Technical Report which highlighted the conversion of 73.4 million pounds (100% basis) of uranium resources to reserves and updated the life-of-mine economics. The added reserves extend Cigar Lake’s mine life to 2036, subject to regulatory approvals. See Uranium 2024 Q1 updates starting on page 26 for more information.

•

Sprott Physical Uranium Trust (SPUT) has purchased nearly 3 million pounds U3O8 thus far in 2024, bringing total purchases since inception to nearly 44 million pounds U3O8. Volatility in the equity markets has impacted SPUT’s valuation, with the discount or premium to its net asset value impacting its ability to raise funds to purchase uranium.

•

Potential US legislation that would ban Russian uranium imports continues to progress through the US Senate. In March, in the US Congress, the Fiscal Year 2024 Energy & Water Appropriations Bill was passed that includes $2.72 billion to support the domestic fuel cycle in the event of a Russia ban. The proposed bill outlines the US Department of Energy’s (DOE) support for domestic production of low-enriched uranium and high-assay low-enriched uranium by creating a guaranteed buyer of US produced nuclear fuel to restore US nuclear fuel production capabilities.

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In January, Orano Canada Inc. and Denison Mines Corp. announced that their McClean Lake Joint Venture approved the restart of production from the McClean Lake North deposit using their patented Surface Access Borehole Resource Extraction mining method. Production of approximately 800,000 pounds U3O8 is planned for 2025, with the potential for an additional 3 million pounds of U3O8 production from 2026 through 2030 from the McClean North and Caribou deposits.

•

In February, Kazatomprom (KAP) announced 2023 production of 54.9 million pounds U3O8, slightly lower than in 2022, and provided 2024 production guidance of 54.6 million to 58.5 million pounds U3O8 (100% basis). KAP is anticipating production levels to remain about 20% below the total subsoil agreement level, compared to their previous expectation of increasing production in 2024 to 10% below the total subsoil agreement level. KAP indicated the lower guidance is due to a local shortage of sulfuric acid and construction delays at newly developed deposits. KAP also stated that mining operations at newly established deposits could fall below the 20% reduction level permitted under the subsoil agreements due to delays in the construction of surface facilities and infrastructure. In January, KAP also indicated an agreement had been signed with Italy’s Ballestra SpA to build a sulfuric acid plant in Kazakhstan with a capacity of 800,000 tons per year.

•

In March, Paladin Energy Ltd. announced the restart of commercial production at its Langer Heinrich mine in Namibia. The mine has been in care and maintenance since 2018 and has an annual production capacity of 5.2 million pounds U3O8.

•

In February, Orano announced that uranium processing at the Somair mine in Niger had restarted after interruptions following the military coup that took place in July 2023. Somair produced 2.6 million pounds U3O8, in 2023, well below the expected 4.7 million pounds U3O8 due to the disruptions. Orano announced its aggregate share of production from global operations was 18.6 million pounds U3O8 for 2023, a reduction of 5% compared to 2022.

6 CAMECO CORPORATION

•

Transportation challenges continued to have an impact on the nuclear industry. In March, a cargo ship collided with the Francis Scott Key Bridge, which spans the entrance to the Port of Baltimore. The collision caused the bridge to collapse, halting the flow of goods in and out of one of the busiest ports in the US that handles nuclear fuel products. Port officials have opened a temporary channel for “commercially essential vessels”, but it is unclear if ships carrying nuclear fuel products would be classified as essential. Earlier in March, additional transportation concerns emerged when one of Atlantic Ro-Ro Carriers’ primary vessels was unable to leave the German port of Rostock due to the presence of plywood sanctioned by the European Union. The vessel was also believed to be carrying enriched uranium product destined for the US.

According to the International Atomic Energy Agency (IAEA), globally, there are currently 441 operable reactors and 57 reactors under construction. Demand-related developments continue to indicate growing support for the nuclear industry, with over 30 countries pledging to triple nuclear power capacity by 2050. Nations are reaffirming their commitment to existing nuclear and/or reversing policies to phase out nuclear, non-nuclear countries are emerging as candidates for new nuclear capacity, improvements are being made in global sustainable financing policies to include nuclear energy, and opinion polls showing growing public support. With a number of reactors being saved from early retirement, life-extensions to existing reactors being sought and construction projects approved and many more planned, demand for uranium fuel continues to improve in the near, medium and long term.

The more significant developments in the quarter affecting current and future demand include:

•

Building on the momentum of COP28, the inaugural Nuclear Energy Summit was held in Brussels in March, jointly organized by Belgium and the IAEA with representatives from 32 countries in attendance. The leaders backed supportive measures in areas including financing, regulatory cooperation, technological innovation and workforce training to enable the expansion of nuclear power to help address climate change and boost energy security.

•

In the US, Holtec International announced their intention to restart the Palisades 800 MWe PWR in Michigan, with both state and federal governments backing the effort. The US DOE Loans Program Office has put in place a loan commitment of approximately $1.52 billion (US).

•

In the US, Talen Energy Corporation announced the sale of its 960 MW Cumulus data centre campus to Amazon Web Services, with a long-term agreement to provide power from Talen’s Susquehanna nuclear power plant.

•

In India, the Atomic Energy Commission reaffirmed the country’s plan to triple nuclear power generation by 2030 from current output of 7.5 GWe. The country recently completed two 700 MWe PHWRs at Kakrapar, with an additional nine reactors currently under construction. The government has also approved up to ten additional reactors and is considering the development of small modular reactors.

•

In China, China National Nuclear Corporation (CNNC) started construction at Zhangzhou unit 3 in February, a domestically designed HPR-1000 PWR in the province of Fujian, with plans for six more units at the site. Additionally, CNNC commenced construction of Phase 1 at the Jinqimen nuclear power project in the Zhejiang province where it has plans for six HPR-1000s. Finally, China General Nuclear announced that Fangchenggang unit 4, an HPR-1000 reactor, had begun loading fuel in February and reached criticality to begin operation on April 1.

•

Korea Hydro & Nuclear Power (KHNP) announced that Shin Hanul unit 4 entered commercial operation in April. This is the second of two APR-1400 reactors at the site, with two additional units planned. KHNP also initiated the process to extend the lives of Wolsong units 2, 3 and 4, meaning that of the 26 reactors currently operating in the country, the ten that were originally scheduled to shut down by 2030, are now set to have their operating licences extended.

•	In Belgium, nuclear operator ENGIE along with the federal government, agreed to the extension of Doel unit 4 and Tihange unit 3 through to 2035.

•

In the Czech Republic, the government announced in February that it is seeking binding bids from Électricité de France and KHNP for the construction of up to four new reactors at the existing Dukovany nuclear site.

•	In Egypt, the fourth and final VVER-1200 unit at El Dabba began construction. Unit 1 is expected to begin commercial operation in 2029.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

2024 FIRST QUARTER REPORT 7

Industry prices at quarter end

	MAR 31 2024	DEC 31 2023	SEP 30 2023	JUN 30 2023	MAR 31 2023	DEC 31 2022
Uranium ($US/lb U3O8)[1]
Average spot market price	87.75	91.00	71.58	56.10	50.48	47.68
Average long-term price	77.50	68.00	61.50	56.00	53.00	52.00

Fuel services ($US/kgU as UF6)[1]
Average spot market price
North America	58.00	46.00	40.88	40.75	39.75	40.00
Europe	58.00	46.00	40.88	40.75	39.75	40.00
Average long-term price
North America	35.50	34.25	31.50	30.75	27.88	27.25
Europe	35.50	34.25	31.50	30.50	27.88	27.50
Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC LLC (UxC)

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the first quarter of 2024 was almost 10 million pounds U3O8 equivalent, compared to 14 million pounds U3O8 equivalent contracted in the first quarter of 2023. As of March 31, 2024, the average reported spot price was $87.75 (US) per pound, a decrease of $3.25 (US) per pound from the previous quarter.

Long-term contracts generally call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including base-escalated prices set at time of contracting and escalated over the term of the contract, and market-related prices, which reference spot and/or long-term indicators, and are generally set a month or more prior to delivery, and also often include floor prices and ceiling prices that are also escalated to time of delivery. Long-term contracting reported by UxC for the first three months of 2024 totaled about 23 million pounds U3O8 equivalent, down from about 52 million pounds U3O8 equivalent reported over the same period in 2023. The contracting volume in the first quarter of 2023 was higher due to the inclusion of our contract with Ukraine, which accounted for about 40 million pounds.

The average reported long-term price at the end of the quarter was $77.50 (US) per pound U3O8 equivalent, an increase of $9.50 (US) per pound from the previous quarter, and the highest reported long-term price since 2012 (in 2024 constant dollars).

With the increased demand for conversion services, pricing in both North America and Europe continues to be strong. As of the end of the first quarter, the average reported spot price reached a record high of $58.00 (US) per kilogram uranium (kgU) as UF6, up $12.00 (US) from the previous quarter. Long-term UF6 conversion prices for North America finished the quarter at $35.50 (US) per kgU, up $1.25 (US) from the previous quarter.

8 CAMECO CORPORATION

Our strategy

We are a pure-play investment in the growing demand for nuclear energy, focused on taking advantage of the near-, medium- and long-term growth occurring in our industry. We provide nuclear fuel and nuclear power products, services and technologies across the fuel cycle, augmented by our investment in Westinghouse, that supports the generation of carbon-free, reliable, secure and affordable energy. Our strategy is set within the context of what we believe is a transitioning market environment. Increasing populations, a growing focus on electrification and decarbonization, and concerns about energy security and affordability are driving a global focus on tripling nuclear power capacity by 2050, which is expected to durably strengthen long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to the world’s shift to a low-carbon, climate resilient economy. It is an option that can provide the necessary power in a reliable, safe, and affordable manner, and in a way that is expected to help avoid some of the worst consequences of climate change.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity, building a balanced portfolio in accordance with our contracting framework

•	profitably producing from our tier-one assets and aligning our production decisions in all segments of our business with our contract portfolio and customer needs

•	being financially disciplined to allow us to

•	execute on our strategy

•	invest in new opportunities that are expected to add long-term value

•	self-manage risk

•

exploring other emerging opportunities within the nuclear power value chain that align with our commitment to manage our business responsibly and sustainably, contribute to decarbonization, and help to provide secure and affordable energy

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Energizing a clean-air world” – recognizes that we have an important role to play in enabling the vast reductions in global greenhouse gas (GHG) emissions required to achieve a resilient net-zero carbon economy. We support climate action that is consistent with the ambitions of the Paris Agreement and the Canadian government’s commitment to the agreement, which seeks to limit global temperature rise to less than 2° Celsius, a target that climate scientists believe will require the world to reach net-zero by 2050 or sooner. Our uranium and fuel services are used around the world in the generation of safe, carbon-free, affordable, base-load nuclear power.

We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For 35 years, we have been operating and delivering our products responsibly. Building on that strong foundation, we have set a target to reduce our combined Scope 1 and Scope 2 GHG emissions by 30% by 2030, from our 2015 baseline, as our first major milestone in our ambition of being net-zero. We remain committed to our efforts to transform our own, already low, greenhouse gas footprint and identifying and addressing the risks and opportunities that we believe may have a significant impact on our ability to operate sustainably and add long-term value for our stakeholders.

You can read more about our strategy in our 2023 annual MD&A and our approach to sustainability in our 2022 ESG report.

Strategy in action

With the ongoing transition and improvements in the nuclear fuel market, our three-pillar strategy is guiding our disciplined contracting, supply and financial decisions.

2024 FIRST QUARTER REPORT 9

In the first quarter, results were largely as expected with net losses of $7 million, adjusted net earnings of $56 million, and adjusted EBITDA of $345 million and were in line with the 2024 outlook we provided, which has not changed. Performance in our core uranium segment was strong with net earnings up by 34% and adjusted EBITDA up by 16% compared to the same period in 2023 largely due to an increase of 27% in the Canadian dollar average realized price, which was partially offset by the expected lower deliveries and higher cost of sales in the quarter. See Financial results by segment – Uranium on page 22 for more information. However, as indicated in our 2023 annual MD&A, Westinghouse is expected to generate a net loss of between $170 million and $230 million in 2024 due to the impact of the purchase accounting, which requires the revaluation of Westinghouse’s inventory and other assets at the time of acquisition, and the expensing of some non-operating acquisition-related transition costs. Of the expected net loss for Westinghouse in 2024, $123 million was incurred in the first quarter due to normal variability in the timing of its customer requirements and delivery and outage schedules. Westinghouse’s first quarter is typically its weakest, with stronger expected performance in the second half of the year, and higher expected cash flows in the fourth quarter. We do not believe the impact of the revaluation of Westinghouse’s inventory and assets, or the non-operating acquisition-related transition costs reflect its underlying performance for the reporting period, therefore, we use adjusted EBITDA as a performance measure for Westinghouse, which was $77 million for the first quarter and is expected to be between $445 million and $510 million for the year. See Our outlook for 2024 starting on page 15 and Our earnings from Westinghouse, starting on page 25 for more information. Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see information starting on page 28.

We continue to responsibly manage our supply in accordance with our customers’ needs. As a proven and reliable commercial supplier with assets in geopolitically stable jurisdictions across all segments of the nuclear fuel cycle, we are being selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long term contracts. To support the long-term operation of our productive capacity, we are focused on maintaining exposure to future improvements in the market while also providing downside protection. In our uranium segment, over the next five years, we have contracts in place for average annual deliveries of 28 million pounds of U3O8 per year, with commitments higher than average in 2024 and 2025, and lower than the average in 2026 through 2028. We also have contracts in both our uranium and fuel services segments that have deliveries spanning more than a decade. In our uranium segment, many of those contracts incorporate market-related pricing mechanisms that are expected to benefit from the improving market conditions.

To advance our strategy in step with the positive market momentum and long-term contracts we have put in place, we remain on track to produce 36 million pounds (22.4 million pounds our share) of uranium in 2024. At Inkai, the tentative production target for 2024 is 8.3 million pounds (100% basis), remaining 20% below the operations subsoil use agreement level, and is contingent upon receipt of sufficient volumes of sulfuric acid. Our allocation of the planned production from Joint Venture Inkai (JV Inkai) is currently under discussion. At Port Hope, we expect annual UF6 production of 12,000 tonnes in 2024, which would be a record production level for the plant at a time when conversion prices are at historic highs.

With our operationally flexible and disciplined approach to supply, we continue to meet our sales commitments through a combination of production, inventory and purchases. In the first quarter, we produced 5.8 million pounds of uranium (our share) and purchased 2.6 million pounds at an average unit cost of $87.75 per pound ($65.41 (US) per pound). See Financial results by segment – Uranium starting on page 22 for more information. Our purchases included our remaining share of JV Inkai’s 2023 production at a cost per pound of $129.96 ($96.88 (US)), which was delivered to our Blind River refinery in February. The cash dividend associated with the sale of these Inkai pounds is expected to be received in 2025 once declared and paid by JV Inkai. See Revenue, adjusted net earnings, and cash flow sensitivity analysis in the Outlook for 2024 section starting on page 15. After delivering 7.3 million pounds in the first quarter, our uranium inventory was 11.0 million pounds on March 31, 2024, with an average cost of $49.84 per pound.

We expect to maintain the financial strength and flexibility necessary to execute our strategy by planning production in coordination with contracting success and market opportunities. As previously disclosed and in line with our supply discipline and future sourcing requirements of our contract portfolio, we have begun the work necessary to extend the mine life at Cigar Lake to 2036 and continue to evaluate the work and investment necessary to increase production at McArthur River/Key Lake from 18 million pounds to its licensed annual capacity of 25 million pounds (100% basis).

10 CAMECO CORPORATION

Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of March 31, 2024, after repaying $200 million (US) of the $600 million (US) floating-rate term loan used to finance the Westinghouse acquisition, we had $323 million in cash and cash equivalents, and $1.5 billion in total debt and a $1.0 billion undrawn credit facility. Following the quarter end, we received a cash dividend of $129 million (US), net of withholdings, from JV Inkai based on its 2023 financial performance.

Consistent with the conservative financial management we have demonstrated and our 2024 capital allocation priorities, in the second quarter, we expect to refinance the $500 million senior unsecured debenture we have maturing on June 24, 2024, prior to maturity or when it comes due. Additionally, we plan to continue to prioritize repayment of the remaining $400 million (US) outstanding floating rate term loan debt. We will continue to navigate by our investment-grade rating through close management of our balance sheet metrics, maintaining sufficient liquidity and cash to pursue value-adding opportunities while self-managing risk, including from global macro-economic and geopolitical uncertainty and volatility.

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

In the fourth quarter of 2023, we announced the closing of the acquisition of a 49% interest in Westinghouse. Effective November 7, 2023, we began equity accounting for this investment. Our share of Westinghouse’s earnings has been reflected in our financial results from that date.

Consolidated financial results

HIGHLIGHTS	THREE MONTHS ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2024	2023	CHANGE
Revenue	634	687	(8)%
Gross profit	187	167	12%
Net earnings (losses) attributable to equity holders	(7)	119	>(100)%
$ per common share (basic)	(0.02)	0.27	>(100)%
$ per common share (diluted)	(0.02)	0.27	>(100)%
Adjusted net earnings (ANE) (non-IFRS, see page 28)	56	115	(51)%
$ per common share (adjusted and diluted)	0.13	0.27	(52)%
Adjusted EBITDA (non-IFRS, see page 28)	345	226	53%
Cash provided by operations (after working capital changes)	63	215	(71)%

Quarterly trends

HIGHLIGHTS	2024	2023				2022
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	634	844	575	482	687	524	389	558
Net earnings (losses) attributable to equity holders	(7)	80	148	14	119	(15)	(20)	84
$ per common share (basic)	(0.02)	0.18	0.34	0.03	0.27	(0.04)	(0.05)	0.21
$ per common share (diluted)	(0.02)	0.18	0.34	0.03	0.27	(0.04)	(0.05)	0.21
Adjusted net earnings (losses) (non-IFRS, see page 28)	56	90	137	(3)	115	36	10	72
$ per common share (adjusted and diluted)	0.13	0.21	0.32	(0.01)	0.27	0.09	0.03	0.18
Cash provided by (used in) operations (after working capital changes)	63	201	185	87	215	77	(47)	102

Key things to note:

•

The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 28 for more information).

2024 FIRST QUARTER REPORT 11

•	Cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•

Our quarterly results are impacted by variability in the timing of Westinghouse’s customer requirements and delivery and outage schedules. The first quarter is typically weaker, with stronger expected performance in the second half of the year, and higher expected cash flows in the fourth quarter. In addition, the revaluation of Westinghouse’s inventory and other assets upon acquisition and the non-operating acquisition-related transition costs can have a significant impact on Westinghouse’s quarterly results. See Our earnings from Westinghouse, starting on page 25 for more information.

The following table compares the net earnings and adjusted net earnings for the first quarter to the previous seven quarters.

HIGHLIGHTS	2024	2023				2022
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (losses) attributable to equity holders	(7)	80	148	14	119	(15)	(20)	84
Adjustments
Adjustments on derivatives	33	(59)	41	(35)	(6)	(19)	75	31
Adjustments to earnings from equity-investees	52	20	—	—	—	—	—	—
Adjustment to other operating income	(15)	40	(48)	8	(2)	88	(24)	(19)
Adjustment to other income (expense)	—	—	—	—	—	—	—	(23)
Income taxes on adjustments	(7)	9	(4)	10	4	(18)	(21)	(1)

Adjusted net earnings (losses) (non-IFRS, see page 28)	56	90	137	(3)	115	36	10	72

Corporate expenses

ADMINISTRATION

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2024	2023	CHANGE
Direct administration	52	46	13%

Stock-based compensation	8	18	(56)%

Total administration	60	64	(6)%

Direct administration costs were $6 million higher at $52 million for the first quarter of 2024 compared to the same period last year largely due to the impact of inflation and higher payments under collaboration agreements based on increased production at our northern Saskatchewan operations. Stock-based compensation expenses were $10 million lower than the first quarter of 2023 due to a smaller increase in our share price in the quarter compared to the same period last year. See note 18 to the financial statements.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the first quarter, uranium exploration expenses were $7 million, an increase of $1 million from the first quarter of 2023.

We also had research and development expenditures of $9 million which were mainly related to our investment in Global Laser Enrichment, LLC, compared to $4 million in 2023. The increased spending for exploration and research and development in the first quarter are in line with the outlook provided for 2024.

12 CAMECO CORPORATION

INCOME TAXES

We recorded an income tax expense of $31 million in the first quarter of 2024, compared to an expense of $36 million in the first quarter of 2023.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2024	2023
Net earnings (loss) before income taxes
Canada	141	150
Foreign	(117)	5

Total net earnings before income taxes	24	155

Income tax expense
Canada	31	33
Foreign	—	3

Total income tax expense	31	36

TRANSFER PRICING DISPUTE

Background

Since 2008, Canada Revenue Agency (CRA) has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 to 2017, CRA has advanced an alternate reassessing position. See Reassessments, remittances and next steps below for more information.

In September 2018, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020, the Federal Court of Appeal (Court of Appeal) upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The Minister of National Revenue issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and, in July 2021, refunded the tax paid for those years. In October 2023, pursuant to a cost award from the courts, we received a payment of approximately $12 million for disbursements, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of the $780 million in cash and letters of credit we had paid or provided for those years. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years.

2024 FIRST QUARTER REPORT 13

The series of court decisions that were completely and unequivocally in our favour for the 2003, 2005 and 2006 tax years determined that the income earned by our foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA issued reassessments reducing the proposed transfer pricing adjustment from $5.1 billion to $3.3 billion, resulting in a reduction of $1.8 billion in income taxable in Canada compared to the previous reassessments issued to us by CRA for the 2007 through 2013 tax years. In March 2023, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by the CRA at that time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million.

The remaining transfer pricing adjustment of $3.3 billion for the 2007 to 2013 tax years relates to the sale of Canadian-produced uranium by our foreign subsidiary. Cameco maintains that the clear and decisive court decisions described above apply, and that CRA should fully reverse the remaining transfer pricing adjustments for these years and return the cash and security being held.

In October 2021, due to a lack of significant progress on our points of contention, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We have asked the Tax Court to order the complete reversal of CRA’s transfer pricing adjustment for those years and the return of the remainder of our cash and letters of credit being held, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. Subsequent to this, we have received reassessments for the 2015, 2016 and 2017 tax years, all reflecting this alternative reassessing position. We have issued letters of credit in the amount of $69 million as security for the 2017 reassessment. Coupled with the amounts still being held for the 2007 through 2013 tax years, CRA now holds about $555 million as security (approximately $209 million in cash and $346 million in letters of credit).

The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternative methodology will not result in a materially different outcome from our 2014 to 2017 filing positions. In October 2022, we filed an appeal with the Tax Court for the years 2014 and 2015. We filed a notice of objection in March 2023 for 2016 and have recently filed a notice of objection for 2017.

We will not be in a position to determine the definitive outcome of this dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 through 2017.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our uranium and fuel services segments.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. While our product purchases are largely denominated in US dollars, our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US/Cdn exposure (e.g. total US dollar sales less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate on our hedge portfolio, and on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and we are therefore required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

14 CAMECO CORPORATION

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the benefits of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts which are currently designated to net exposures we expect in 2024 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid currency movement. See Non-IFRS measures on page 28.

For more information, see our 2023 annual MD&A.

At March 31, 2024:

•

The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.35 (Cdn), up from $1.00 (US) for $1.32 (Cdn) at December 31, 2023. The exchange rate averaged $1.00 (US) for $1.35 (Cdn) over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $21 million loss compared to a $12 million gain at December 31, 2023.

For information on the impact of foreign exchange on our intercompany balances, see note 19 to the financial statements.

Outlook for 2024

Our outlook for 2024 reflects the continued transition of our cost structure back to a tier-one run rate, as we plan our production to satisfy the growing long-term commitments under our contract portfolio. With our plan to produce 18 million pounds (100% basis) at each of Cigar Lake and McArthur River/Key Lake, and to produce 12,000 tonnes UF6 at our Port Hope conversion facility, we expect strong cash flow generation.

Our financial performance and the amount of cash generated will be dependent on sourcing the material required to meet our deliveries as planned, including achieving our production plans. Therefore, our cash balances may fluctuate throughout the year.

As in prior years, we will incur care and maintenance costs for the ongoing curtailment of our tier-two assets, which are expected to be between $50 million and $60 million.

2024 FIRST QUARTER REPORT 15

2024 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES		WESTINGHOUSE
Production (owned and operated properties)	—	22.4 million lbs		13.5 to 14.5 million kgU		—
Market purchases	—	up to 2 million lbs		—		—
Committed purchases (including Inkai purchase volumes)	—	9 million lbs		—		—
Sales/delivery volume	—	32 to 34 million lbs		12 to 13 million kgU		—
Revenue	$2,850-3,000 million	$2,410-2,530 million		$430-460 million		—
Average realized price	—	$74.70/lb	[1]	—		—
Average unit cost of sales (including D&A)	—	$57.00-60.00/lb	[2]	$24.50-25.50/kgU	[3]	—
Direct administration costs	$190-200 million	—		—		—
Exploration costs	—	$20 million		—		—
Research and development	$37 million	—		—		—
Capital expenditures	$215-250 million	—		—		—
Adjusted EBITDA (non-IFRS, see page 28)	—	—		—		$445-510 million

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance and selling costs, divided by the volume of uranium concentrates sold.
[3]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.

We are not providing an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Market purchases – reflect the market purchases we plan to make in 2024. Market purchases may vary if planned production varies. In addition, if we decide to increase our working inventory from current levels our market purchases could be higher. Our market purchases could also be lower if, instead of making market purchases, we choose to source the required volumes by temporarily reducing inventory levels, by pulling forward long-term purchase commitments, or by drawing on loan arrangements we have in place.

•

Committed purchases - are based on the 4.7 million pounds of commitments we agreed to acquire under contracts signed prior to 2024 and our JV Inkai purchases, which we have assumed will be equivalent to our 2023 purchase volume of 4.2 million pounds. If Inkai production and/or deliveries vary, committed purchases may vary and we may have to rely on our other sources of supply described above. We equity account for our minority ownership interest in JV Inkai. We record our share of its production as a purchase. However, this does not reflect our share of the economic benefit. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai’s lower production cost and is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees”. As a result, increases in the spot price increase our cost of purchases from JV Inkai and also our “share of earnings from equity accounted investees”. The benefit is realized, through receipt of a cash dividend, when declared and paid by JV Inkai.

•	Our 2024 outlook for sales/delivery volume does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes we currently have commitments to deliver under contract in 2024.

•

Uranium revenue and average realized price are calculated based on the terms contained in the base-escalated and market-related contracts under which we have deliveries in 2024. For market-related contracts, subject to any floors or ceilings, we used a uranium spot price of $88.50 (US) per pound (the UxC spot price as of March 25, 2024), a long-term price indicator of $75.00 (US) per pound (the UxC long-term indicator on March 25, 2024) and an exchange rate of $1.00 (US) for $1.30 (Cdn).

16 CAMECO CORPORATION

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned market purchases and committed purchases noted in the outlook at an anticipated average purchase price of about $100 (Cdn) per pound and includes care and maintenance costs of between $50 million and $60 million. We expect overall unit cost of sales could vary if there are changes in production and market or committed purchase volumes or the mix of supply sources used to meet our contract deliveries, uranium spot prices, and/or care and maintenance costs in 2024.

•	Direct administration costs do not include stock-based compensation expenses. See page 12 for more information.

•	The adjusted EBITDA outlook for Westinghouse is based on the assumptions listed later in this section.

•

Westinghouse and JV Inkai are accounted for using the equity method for our share. Under equity accounting, Westinghouse and JV Inkai capital expenditures are not presented within our consolidated financial statements and are therefore not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 14.

In 2024 we expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between $445 million and $510 million. Over the next five years, we expect its adjusted EBITDA will grow at a compound annual growth rate of 6% to 10%.

CAMECO SHARE (49%)	2024 OUTLOOK
Net earnings (loss)	(170-230)
Depreciation and amortization	335-385
Finance income	(2-3)
Finance costs	175-205
Income tax expense (recovery)	10-30

EBITDA (non-IFRS, see page 28)	320-380
Inventory purchase accounting	65-70
Acquisition-related transition costs	25-30
Other expenses	40-50

Adjusted EBITDA (non-IFRS, see page 28)	445-510

Note: the ranges for 2024 outlook for EBITDA and adjusted EBITDA are not determined using the high and low estimates of the ranges provided for each of the detailed reconciling line items.

Finance costs has been revised as a result of the debt refinancing in the first quarter (previously, $140 million to $170 million). Inventory purchase accounting (previously, adjustments on cost of products and services sold, $55 million to $60 million) has been adjusted due to the expected timing of sale and value of inventory that was owned at the time of acquisition. Acquisition-related transition costs and other expenses (previously, adjustments on marketing, administrative and general, $50 million to $65 million) has been reclassified into two lines to highlight the impact of the change in ownership. The outlook for this has been revised to reflect the impact of additional non-operating acquisition-related transition costs. The outlook for net income and adjusted EBITDA remain unchanged.

The outlook for adjusted EBITDA for 2024 and its growth rate over the next five years are based on the following assumptions:

•	An exchange rate of $1.00 (US) for $1.30 (Cdn)

•

A compound annual growth rate in revenue from its core business of 4% to 6%, which is slightly higher than the anticipated average growth rate of the nuclear industry based on the World Nuclear Association’s Reference Case. In addition to orders for PWR reactor fuel and services, this includes orders for VVER and BWR fuel and services. The outlook assumes that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is undertaken based on past trends. The expected margins on this work are aligned with the historic margins of 16% to 19%, with variability expected to come from product mix compared to in previous years.

2024 FIRST QUARTER REPORT 17

•

Growth from new AP1000 reactor projects is based on agreements that have been signed and announcements where the AP1000 technology has been selected, including Poland, Bulgaria and Ukraine. It is assumed that work on announced agreements and announced selections to be done by Westinghouse would proceed on the timelines and revenue pattern noted under the New Build Framework in our 2023 annual MD&A. The growth only assumes Westinghouse undertakes the engineering and procurement work required prior to a new reactor project breaking ground, which is a small component of the overall potential. A delay in project timelines or cancellation of announced projects would result in a growth rate near the bottom of the range.

•

Estimates and assumptions, including development timelines for both announced and potential reactor builds are subject to government and regulatory approval, as well as risks related to the current macro-economic environment, and may differ significantly from those assumed.

•

It is also expected that investments in new technologies, including eVinci™ microreactor and AP300™ small modular reactor, will be made in accordance with the current business plan and are expected to contribute to adjusted EBITDA largely outside the 5-year time frame.

Caution about forward-looking information relating to our future earnings and adjusted EBITDA form Westinghouse

This discussion of our expectations for Westinghouse’s future earnings and adjusted EBITDA and our share thereof is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the headings Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

We have ceased to report this information in tabular format as we do not believe the table adequately captures the cash flow impact of the JV Inkai purchases, which straddle two fiscal reporting periods due to the timing of when dividends are declared and paid by JV Inkai.

We have sensitivity to the uranium price through both our sales and purchase commitments. However, at the current price levels many of the market-related sales contracts we are delivering into this year are subject to ceiling prices and therefore are generally less sensitive than our purchase commitments.

As a result, if the uranium spot price increased by $5 (US) per pound, we expect revenue would increase by $11 million, while ANE would decrease by $12 million and cash flow would decrease by $34 million. From a cash flow perspective, the sensitivity includes the cash outflow for the remaining 3.0 million pounds of uranium assumed to be purchased from JV Inkai in 2024 at a 5% discount to the spot price but does not account for an associated increase in the cash dividend expected, which will be tied to our agreed to 2024 production purchase entitlement and is expected to be received in 2025. JV Inkai distributes excess cash as dividends to its owners, net of working capital requirements. In the case of a $5 (US) per pound increase in uranium prices, the JV Inkai purchases are responsible for about $19 million of the noted expected decrease in cash flow and we expect the impact of these purchases on the 2024 cash flow will be partially offset by dividends once declared and paid in 2025.

If the uranium spot price decreased by $5 (US) per pound, we expect revenue to decrease by $25 million, ANE to increase by $2 million, and cash flow to increase by $21 million. From a cash flow perspective, the impact of the noted decrease in uranium price on the assumed purchase of uranium from JV Inkai is expected to have the opposite impact from that described above for the noted uranium price increase.

In the case of a $5 (US) increase or decrease in the uranium spot price, the sensitivity for ANE compared to the sensitivity for cash flow is less due to the impact on our net earnings from the inclusion of our share of earnings from our equity-accounted investment in JV Inkai in the reporting period, the rate of inventory turnover, and income taxes.

The following assumptions were used to prepare the revenue, ANE and cash flow sensitivity above:

•	2 million pounds of purchases are sourced from the market.

•	Total JV Inkai purchases for the year are equivalent to our 2023 purchase volume of 4.2 million pounds, of which 3.0 million pounds remain.

18 CAMECO CORPORATION

•

For market-related contracts, subject to any floors or ceilings, we used a uranium spot price of $88.50 (US) per pound (the UxC spot price as of March 25, 2024), a long-term price indicator of $75.00 (US) per pound (the UxC long-term indicator on March 25, 2024) and an exchange rate of $1.00 (US) for $1.30 (Cdn).

To the extent that our market purchases or Inkai purchases vary, the sensitivity of our ANE and cash flow to changes in the spot and long-term prices may be impacted. In the case of decreased market or Inkai purchases, our sensitivity would be reduced. In the case of increased market or Inkai purchases, our sensitivity would be greater.

A one cent increase or decrease in the value of the Canadian dollar compared to the US dollar would respectively increase or decrease expected revenue by $17 million, ANE by $7 million and cash flow by $5 million.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 25 of our 2023 annual MD&A, our average realized price is based on pricing terms established in our portfolio of long-term contracts, which includes a mix of base-escalated and market-related contracts that are layered in over time. Each confidential contract is bilaterally negotiated with the customer and delivery generally does not begin until two years or more after signing.

•	Base-escalated contracts will reflect market conditions and pricing at the time each contract was finalized, with escalation factors applied based on when the material is delivered.

•

Market-related contracts reference a pricing mechanism that may be based on either the spot price or the long-term price, and that price is generally set a month or more prior to delivery, subject to specific terms unique to each contract, such as floors and ceilings set relative to market pricing at time of negotiation and typically escalated to time of delivery.

As a result of these contracting dynamics, changes to our average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract price is set, and the time the product is delivered.

To help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at March 31, 2024, we have constructed the table that follows.

The table is based on the volumes and pricing terms under the long-term commitments in our contract portfolio that have been finalized as at March 31, 2024. The table does not include volumes and pricing terms in contracts under negotiation or those that have been accepted but are still subject to contract finalization. Based on the terms and volumes under contracts that have been finalized, the table is designed to indicate how our average realized price would react under various spot price assumptions at a point in time. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on March 31, 2024, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown.

•	Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries and flexibility under contract terms.

•	To reflect escalation mechanisms contained in existing contracts, the long-term US inflation rate target of 2% is used, for modeling purposes only.

It is important to note that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions at March 31, 2024

(rounded to the nearest $1.00)

SPOT PRICES
($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2024	44	48	53	56	58	58	59
2025	39	44	54	61	64	65	65
2026	41	44	56	66	69	70	71
2027	42	45	57	68	72	73	75
2028	45	47	58	69	73	74	76

2024 FIRST QUARTER REPORT 19

As of March 31, 2024, we had commitments requiring delivery of an average of about 28 million pounds per year from 2024 through 2028, with commitment levels in 2024 and 2025 higher than the average and in 2026 through 2028 lower than the average. As the market improves, we expect to continue to layer in volumes capturing greater upside using market-related pricing mechanisms.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and debt capacity to fund our operating activities, investments and other financial obligations in order to execute our strategy and to allow us to self-manage risk. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financings. We are always considering our financing options and the tools we have available so we can take advantage of favourable market conditions when they arise. To help provide this flexibility, we plan to file a new base shelf prospectus when the current one expires in October this year. We may also consider other financial tools to provide added flexibility. In addition, with improving prices under our long-term contract portfolio, the plan to return to a tier-one cost structure in our uranium segment, and an expected increase in our UF6 conversion production, we expect to see strong cash flow generation in 2024.

As of March 31, 2024, we had cash and cash equivalents of $323 million, while our total debt amounted to approximately $1.5 billion. We also have a $1.0 billion undrawn credit facility. Following the quarter end, we received a cash dividend of $129 million (US), net of withholdings, from JV Inkai based on its 2023 financial performance.

Our cash balances and investments are held in government securities or with banks that are party to our lending facilities. We have a risk management policy that we follow to manage our exposure to banking counterparties, which limits amount and tenor of cash or investments based on counterparty credit rating. Our investment decisions prioritize security and liquidity and consider concentration amongst our banking partners. The majority of our cash balances are with Schedule I Canadian banks.

We continue to navigate by our investment-grade rating, which has been affirmed by both S&P and DBRS following our acquisition of Westinghouse (S&P rating of BBB- and DBRS rating of BBB). While S&P has indicated they will not proportionately consolidate the debt held by Westinghouse, they have reduced the range for leverage in their ratings methodology for Cameco. We expect to refinance the $500 million senior unsecured debenture maturing on June 24, 2024, prior to maturity or when it comes due. Additionally, we plan to continue to prioritize repayment of the remaining $400 million (US) outstanding in floating-rate term loan debt used to finance the acquisition of Westinghouse while balancing our liquidity and cash position.

We expect our cash balances and operating cash flows to meet our capital requirements during 2024, based on the assumption that we will refinance our $500 million debenture on or prior to its June 2024 maturity. However, cash flow from operations for 2024 will be dependent on our ability to source the material required to meet our deliveries as planned, including achieving our production plans.

We have large, creditworthy customers that continue to need our nuclear fuel products and services even during weak economic conditions, and we expect the contract portfolio we have built will continue to provide a solid revenue stream. In our uranium segment, from 2024 through 2028, we have commitments to deliver an average of about 28 million pounds per year, with commitment levels in 2024 and 2025 higher than the average and in 2026 through 2028 lower than the average.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute for the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014, or its alternate reassessing position for tax years 2014 through 2017 and believe CRA should return the $555 million in cash and letters of credit we have been required to pay or otherwise secure. However, timing of any further payments is uncertain. See Transfer pricing dispute starting on page 13 for more information.

CASH FROM/USED IN OPERATIONS

Cash provided by operations was $152 million lower this quarter than in the first quarter of 2023 due primarily to an increase of $99 million in working capital requirements in the first quarter of 2024, as well as less interest received due to lower cash and investment balances.

20 CAMECO CORPORATION

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at March 31, 2024, down from $2.8 billion at December 31, 2023 as our facility capacity is periodically adjusted based on current requirements or anticipated future needs. At March 31, 2024, we had approximately $1.6 billion outstanding in financial assurances, up from $1.4 billion at December 31, 2023, largely due to the $69 million in additional letters of credit secured with CRA in the quarter related to our ongoing tax dispute.

At March 31, 2024, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, unchanged from December 31, 2023. Our revolving credit facility matures October 1, 2027.

Additionally, after making a partial prepayment of $200 million (US) in February this year, $400 million (US) remains outstanding on the term loan debt associated with the execution of the Westinghouse acquisition agreement. Of the remaining principal, $300 million (US) matures in November 2025 and $100 million (US) matures in November 2026.

Long-term contractual obligations

Since December 31, 2023, we have repaid $200 million (US) of long-term debt that was set to mature in November 2026. There have been no other material changes to our long-term contractual obligations. Please see our 2023 annual MD&A for more information.

Debt covenants

As at March 31, 2024, we complied with all covenants in our credit agreements, including the financial covenants. The financial covenants place restrictions on total debt, including guarantees and other financial assurances. We do not expect our operating and investment activities for the remainder of 2024 to be constrained by these covenants.

SHARES AND STOCK OPTIONS OUTSTANDING

At April 26, 2024, we had:

•	434,630,442 common shares and one Class B share outstanding

•	941,599 stock options outstanding, with exercise prices ranging from $11.32 to $15.27

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at March 31, 2024:

•	purchase commitments

•	financial assurances

•	other arrangements

Purchase commitments

There have been no material changes to our purchase commitments since December 31, 2023. Please see our annual MD&A for more information.

Financial assurances

At March 31, 2024, our financial assurances totaled $1.6 billion, up from $1.4 billion at December 31, 2023, largely due to the $69 million in additional letters of credit secured with CRA in the quarter related to our ongoing tax dispute.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 2.0 million kgU of UF6 conversion services and 6.7 million pounds of U3O8 over the period 2020 to 2027 with repayment in kind up to December 31, 2027. Under the loan facilities, standby fees of up to 1.5% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 3.0%. At March 31, 2024, we have 1.8 million kgU of UF6 conversion services and 2.8 million pounds of U3O8 drawn on the loans.

2024 FIRST QUARTER REPORT 21

BALANCE SHEET

($ MILLIONS)	MAR 31, 2024	DEC 31, 2023	CHANGE
Cash and cash equivalents	323	567	(43)%
Total debt	1,532	1,784	(14)%
Inventory	761	692	10%

Total cash and cash equivalents at March 31, 2024 were $323 million, or 43% lower than at December 31, 2023, due mainly to a $200 million (US) partial repayment on the floating-rate term loan during the first three months of the year. Net debt at March 31, 2024, was $1.2 billion.

Total product inventories are $761 million compared to $692 million at the end of 2023. Inventories increased due to sales being lower than production and purchases in the first three months of the year. The average cost for uranium has increased slightly to $49.84 per pound compared to $49.62 per pound at December 31, 2023. As of March 31, 2024, we held an inventory of 11.0 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2023—10.3 million pounds). Inventory varies from quarter to quarter depending on the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

			THREE MONTHS ENDED MARCH 31
HIGHLIGHTS			2024	2023	CHANGE
Production volume (million lbs)			5.8	4.5	29%
Sales volume (million lbs)			7.3	9.7	(25)%
Average spot price	($US/lb	)	94.33	50.68	86%
Average long-term price	($US/lb	)	74.83	52.83	42%
Average realized price
	($US/lb	)	57.57	45.35	27%
	($Cdn/lb	)	77.33	60.98	27%
Average unit cost of sales (including D&A)	($Cdn/lb	)	53.95	46.80	15%
Revenue ($ millions)			561	595	(6)%
Gross profit ($ millions)			169	137	23%
Gross profit (%)			30	23	31%
Net earnings attributable to equity holders ($ millions)			253	189	34%
Adjusted EBITDA ($ millions) (non-IFRS, see page 28)			303	261	16%

FIRST QUARTER

Production during the quarter was 5.8 million pounds (our share), 29% higher compared to the first quarter of 2023. See Uranium 2024 Q1 updates starting on page 26 for more information.

Uranium revenues this quarter were down 6% compared to 2023 due to a 25% decrease in sales volume, generally in line with the expected 2024 quarterly delivery pattern, which was largely offset by an increase of 27% in the Canadian dollar average realized price. The average realized price increased as a result of the impact of the increase in the average US dollar spot price on market-related contracts. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 19.

Total cost of sales (including D&A) decreased by 14% ($393 million compared to $458 million in 2023) due to the decrease in sales volume of 25% partially offset by a unit cost of sales that was 15% higher than the same period last year. Unit cost of sales was higher than in the first quarter of 2023 due to the higher cost of purchased material compared to the same period in 2023.

The net effect was a $32 million increase in gross profit for the quarter.

22 CAMECO CORPORATION

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 28). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED MARCH 31
($CDN/LB)	2024	2023	CHANGE
Produced
Cash cost	19.52	23.13	(16)%
Non-cash cost	9.79	10.82	(10)%

Total production cost [1]	29.31	33.95	(14)%

Quantity produced (million lbs)[1]	5.8	4.5	29%

Purchased
Cash cost[1]	87.75	66.92	31%

Quantity purchased (million lbs)[1]	2.6	0.4	>100%

Totals
Produced and purchased costs	47.40	36.64	29%

Quantities produced and purchased (million lbs)	8.4	4.9	71%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. During the quarter, we purchased 1.1 million pounds from JV Inkai at a purchase price per pound of $129.96 ($96.88 (US)). There were no purchases from JV Inkai in the first quarter of 2023.

The average cash cost of production was 16% lower for the quarter compared to the same period in 2023, due to increased production. See Uranium production on page 26.

In 2024, we expect the average unit cost of production at McArthur River/Key Lake to continue to be higher than the average unit life of mine operating costs reflected in our most recent annual information form as we complete the ramp up of production and continue work to realize the benefits from the operational improvements that have been made. The estimated average unit life of mine operating costs reflected in our most recent annual information form are $17.60 per pound at McArthur River/Key Lake and $20.58 per pound at Cigar Lake.

Our purchases in the first quarter of 2024 totaled about $228 million, representing an average cost of $87.75 (Cdn) per pound, about $58 per pound higher than our total unit production cost for the year. Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cost of purchased material in Canadian dollar terms increased by 31% this quarter compared to the same period last year. The average cash cost of purchased material was $87.75, or $65.41 (US) per pound this quarter, compared to $66.92, or $49.50 (US) per pound in the first quarter of 2023.

We equity account for our share of JV Inkai. As a result, we record our share of its production as a purchase, which under Kazakhstan’s pricing regulations, requires we purchase the material at a price equal to the uranium spot price, less a 5% discount. Our share of the economic benefit is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees” and is based on the difference between our purchase price and JV Inkai’s lower production cost (estimated average unit life of mine operating cash cost $12.42 per pound). If there is a significant disruption to JV Inkai’s operations for any reason, it may not achieve its production plans, there may be a delay in production, and it may experience increased costs to produce uranium.

JV Inkai contribution to uranium segment

In the first quarter, included in net earnings attributable to equity holders for the uranium segment is $77 million of equity earnings and included in EBITDA is $105 million of EBITDA from JV Inkai compared to $57 million and $63 million respectively in the same period last year.

The increase in JV Inkai’s equity earnings and EBITDA was largely driven by the higher uranium prices in the first quarter of 2024 compared to in 2023, partially offset by increased costs. In April, we received a cash dividend of $129 million (US), net of withholdings, based on JV Inkai’s 2023 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2024 financial performance in 2025 once the dividend for 2024 is declared and paid.

2024 FIRST QUARTER REPORT 23

The following table reconciles our share of earnings from JV Inkai to EBITDA:

CAMECO SHARE ($ MILLIONS)	THREE MONTHS ENDED MARCH 31
	2024	2023	CHANGE
Share of earnings from equity-accounted investee	77	57	35%
Depreciation and amortization	8	2	>100%
Income tax expense	20	4	>100%

EBITDA (non-IFRS, see page 28) attributable to JV Inkai	105	63	67%

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

			THREE MONTHS ENDED MARCH 31
HIGHLIGHTS			2024	2023	CHANGE
Production volume (million kgU)			3.7	4.1	(10)%
Sales volume (million kgU)			1.5	2.5	(40)%
Average realized price	($Cdn/kgU	)	48.36	37.66	28%
Average unit cost of sales (including D&A)	($Cdn/kgU	)	35.87	25.14	43%
Revenue ($ millions)			72	92	(22)%
Net earnings attributable to equity holders ($ millions)[1]			20	31	(35)%
Adjusted EBITDA ($ millions) (non-IFRS, see page 28)			25	39	(36)%
Adjusted EBITDA margin (%) (non-IFRS, see page 28)			35	42	(17)%

[1]	With the addition of disclosure of net earnings attributable to equity holders, disclosure of gross profit and gross profit percentage has been removed.

FIRST QUARTER

Total revenue for the first quarter of 2024 decreased to $72 million from $92 million for the same period last year. This was primarily due to a 40% decrease in sales volumes due to normal variations in quarterly deliveries partially offset by a 28% increase in average realized price compared to 2023. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment.

The total cost of products and services sold (including D&A) decreased 13% ($54 million compared to $62 million in 2023) due to the 40% decrease in sales volume partially offset by a 43% increase in the average unit cost of sales. Average unit cost of sales increased due to higher input costs, the result of inflationary pressure.

The net effect was an $11 million decrease in net earnings.

24 CAMECO CORPORATION

Westinghouse

OUR EARNINGS FROM WESTINGHOUSE

On November 7, 2023, we announced the closing of the acquisition of Westinghouse in a strategic partnership with Brookfield. Cameco now owns a 49% interest and Brookfield owns the remaining 51%. Under the equity method of accounting, beginning on November 7, 2023, we have included our share of Westinghouse’s earnings in our financial results.

CAMECO SHARE	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2024	2023[1]
Net loss	(123)	—
Depreciation and amortization	85	—
Finance income	(2)	—
Finance costs	64	—
Income tax recovery	(37)	—

EBITDA[2]	(13)	—
Inventory purchase accounting	50	—
Acquisition-related transition costs	19	—
Other expenses	21	—

Adjusted EBITDA[2]	77	—
Capital expenditures	33	—

Adjusted free cash flow[2]	44	—

Revenue	656	—

Adjusted EBITDA margin[2]	12%	—

[1]	Cameco did not acquire its interest in Westinghouse until November 7, 2023.
[2]	Non-IFRS measures, see page 28.

Westinghouse reported a net loss of $123 million (our share) primarily related to the impact of the purchase accounting, which required the revaluation of its inventories based on market prices at time of acquisition and the expensing of some other non-operating acquisition-related transition costs. As the acquired inventory is sold, Westinghouse’s cost of products and services sold will reflect these higher market values, regardless of its historic costs. The impact of the revaluation of inventory and the other non-operating acquisition-related transition costs are largely isolated to 2024 and therefore are expected to have little impact in future years. However, Westinghouse’s quarterly results will continue to be impacted by amortization of the intangible assets that arose as a result of the fair values assigned to Westinghouse’s net assets at the time of acquisition. We use adjusted EBITDA as a performance measure as the impact of the revaluation of Westinghouse’s inventory and assets and the non-operating acquisition-related transition costs do not reflect the underlying performance for the reporting period.

We do not believe Westinghouse’s quarterly results are necessarily a good indication of annual results due to variability in timing of customer requirements and delivery and outage schedules. The first quarter is typically weaker, with stronger expected performance in the second half of the year, and higher expected cash flows in the fourth quarter.

2024 FIRST QUARTER REPORT 25

Our operations

Uranium – production overview

We had 5.8 million pounds of production (our share) in the first three months of 2024, higher than the 4.5 million pounds of production in the same period of 2023. In 2023, the Key Lake mill had not yet achieved an 18 million pound per year run rate, and at Cigar Lake, productivity was impacted as we transitioned to a new mining area.

We continue to evaluate the optimal mix of production, inventory and purchases in order to retain the flexibility to deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS ENDED MARCH 31
OUR SHARE (MILLION LBS)	2024	2023	CHANGE	2024 PLAN
Cigar Lake	2.3	2.1	10%	9.8
McArthur River/Key Lake	3.5	2.4	46%	12.6

Total	5.8	4.5	29%	22.4

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or, experience production delays and increased costs.

The annual maintenance shutdowns at Cigar Lake and at McArthur River and Key Lake are currently planned for the third quarter of 2024, which is similar timing to previous years.

Uranium 2024 Q1 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In the first quarter of 2024, total packaged production from McArthur River and Key Lake was 5 million pounds (3.5 million pounds our share) compared to 3.4 million pounds (2.4 million pounds our share) in the first quarter 2023. Our share of production was higher in the first three months of 2024 compared to 2023 with the mill having achieved its planned production run rate following the transition from care and maintenance (2018 through 2021) back to normal operations.

We continue to expect production of 18 million pounds (12.6 million pounds our share) in 2024.

The collective agreement with the United Steelworkers Local 8914 expired in December 2022, and we are in negotiations to reach a new agreement. The federal conciliation process began in October 2023 and concluded January 2024. As in the past, work continues under the terms of the expired collective agreement while negotiations proceed. There is a risk to the production plan if we are unable to reach an agreement and there is a labour disruption.

Cigar Lake

Total packaged production from Cigar Lake was 4.2 million pounds (2.3 million pounds our share) in the first quarter of 2024 compared to 3.8 million pounds (2.1 million pounds our share) in the first quarter of 2023. During the first quarter of 2023, we were transitioning to a new mining area, which impacted productivity during that period.

We continue to expect 18.0 million pounds (9.8 million pounds our share) in 2024.

Inkai

Production on a 100% basis was 1.6 million pounds for the quarter, compared to 1.9 million pounds in the same period last year.

26 CAMECO CORPORATION

Due to equity accounting, our share of production is shown as a purchase at a discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production to the JV partners is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings. Excess cash, net of working capital requirements, is distributed to the partners as dividends once declared.

Presently, JV Inkai is experiencing procurement and supply chain issues, most notably, related to the availability of sulfuric acid. JV Inkai’s current production target for 2024 is 8.3 million pounds of U3O8 (100% basis). However, this target is tentative and contingent upon receipt of sufficient volumes of sulfuric acid. Our allocation of the planned production from JV Inkai is currently under discussion.

In addition to the issue of availability of sulfuric acid, achievement of JV Inkai’s 2024 production target requires it to successfully manage several other ongoing risks, including other procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs.

The geopolitical situation continues to cause transportation risks in the region. The second shipment containing the remainder of our share of Inkai’s 2023 production arrived in February 2024. We continue to work closely with JV Inkai and our joint venture partner, Kazatomprom, to receive our share of production via the Trans-Caspian International Transport Route, which does not rely on Russian rail lines or ports. We could experience further delays to our expected Inkai deliveries this year if transportation using this shipping route takes longer than anticipated.

To mitigate the risk of production shortfalls or transportation delays, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on.

Depending on cost inflation impacts, actual production volumes and when we receive shipments of our share of Inkai’s 2024 production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between $12.5 million (US) and $14.5 million (US) for 2024.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs while maintaining critical infrastructure and processes and expect these costs to range between $29 million and $33 million for 2024.

Fuel services 2024 Q1 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.7 million kgU in the first quarter of 2024, 10% lower than the first quarter last year primarily due to temporary operational issues in one of the processing circuits, which have been resolved.

In our fuel services segment, which includes the production of UO2, UF6 and heavy water reactor fuel bundles, we expect to produce between 13.5 million and 14.5 million kgU of combined fuel services products in 2024 (outlook and production results are not disclosed by individual product line). This includes increasing annual production at the Port Hope UF6 conversion facility to 12,000 tonnes per year to satisfy our book of long-term commitments and demand for conversion services. However, inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs.

Labour relations

The collective agreement with unionized employees at our fuel manufacturing operations in Port Hope and Cobourg expires in June 2024. There is a risk to the production plan if we are unable to reach an agreement and there is a labour dispute.

2024 FIRST QUARTER REPORT 27

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•  Greg Murdock, general manager, McArthur River, Cameco

•  Daley McIntyre, general manager, Key Lake, Cameco

CIGAR LAKE

•  Lloyd Rowson, vice president, technical services, Cameco

INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly-titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, adjustments to reclamation provisions flowing through other operating expenses, and bargain purchase gains, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 36 of our 2023 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 14 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 10 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized in the second quarter of 2022 when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

28 CAMECO CORPORATION

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs are included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 7 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs are included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 7 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the first quarter of 2024 and compares it to the same period in 2023.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2024	2023
Net earnings (losses) attributable to equity holders	(7)	119

Adjustments
Adjustments on derivatives	33	(6)
Adjustments to earnings from equity-investees
Inventory purchase accounting (net of tax)	38	—
Acquisition-related transition costs (net of tax)	14	—
Adjustments to other operating income	(15)	(2)
Income taxes on adjustments	(7)	4

Adjusted net earnings	56	115

2024 FIRST QUARTER REPORT 29

The following table shows what contributed to the change in adjusted net earnings in the first quarter of 2024 compared to the same period in 2023.

		THREE MONTHS
		ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings – 2023	119	115
	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Impact from sales volume changes	(35)	(35)
	Higher realized prices ($US)	119	119
	Higher costs	(52)	(52)

	Change – uranium	32	32

Fuel services	Impact from sales volume changes	(12)	(12)
	Higher realized prices ($Cdn)	16	16
	Higher costs	(16)	(16)

	Change – fuel services	(12)	(12)

	Other changes
	Lower administration expenditures	4	4
	Higher exploration expenditures	(1)	(1)
	Change in reclamation provisions	15	2
	Lower earnings from equity-accounted investees	(103)	(51)
	Change in gains or losses on derivatives	(43)	(4)
	Change in foreign exchange gains or losses	19	19
	Lower finance income	(22)	(22)
	Change in income tax recovery or expense	5	(6)
	Other	(20)	(20)

	Net earnings (losses) – 2024	(7)	56

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further-adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of the underlying business performance or that impact the ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees that are not adjustments to arrive at our ANE measure. These items are reported as part of other expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction, integration and restructuring costs related to acquisitions and gains/losses on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are non-IFRS measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the tables below reconcile earnings before income taxes with EBITDA and adjusted EBITDA for the first quarter of 2024 and 2023.

30 CAMECO CORPORATION

For the quarter ended March 31, 2024:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	253	20	(123)	(157)	(7)
Depreciation and amortization	37	5	—	1	43
Finance income	—	—	—	(6)	(6)
Finance costs	—	—	—	38	38
Income taxes	—	—	—	31	31

	290	25	(123)	(93)	99
Adjustments on equity investees
Depreciation and amortization	8	—	85	—
Finance income	—	—	(2)	—
Finance expense	—	—	64	—
Income taxes	20	—	(37)	—

Net adjustments on equity investees	28	—	110	—	138

EBITDA	318	25	(13)	(93)	237
Gain on derivatives	—	—	—	33	33
Other operating income	(15)	—	—	—	(15)

	303	25	(13)	(60)	255
Adjustments on equity investees
Inventory purchase accounting	—	—	50	—
Acquisition-related transition costs	—	—	19	—
Other expenses	—	—	21	—

Net adjustments on equity investees	—	—	90	—	90

Adjusted EBITDA	303	25	77	(60)	345

[1]	JV Inkai EBITDA of $105 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.

For the quarter ended March 31, 2023:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	OTHER	TOTAL
Net earnings (loss) attributable to equity holders	189	31	(101)	119
Depreciation and amortization	68	8	1	77
Finance income	—	—	(28)	(28)
Finance costs	—	—	24	24
Income taxes	—	—	36	36

	257	39	(68)	228
Adjustments on equity investees
Depreciation and amortization	2	—	—	—
Income taxes	4	—	—	—

Net adjustments on equity investees	6	—	—	6

EBITDA	263	39	(68)	234
Loss on derivatives	—	—	(6)	(6)
Other operating income	(2)	—	—	(2)

Adjusted EBITDA	261	39	(74)	226

[1]	JV Inkai EBITDA of $63 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.

2024 FIRST QUARTER REPORT 31

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the first quarter of 2024 and 2023.

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2024	2023
Cost of product sold	355.9	390.0
Add / (subtract)
Royalties	(17.8)	(24.7)
Care and maintenance costs	(12.2)	(11.9)
Other selling costs	(4.9)	(2.7)
Change in inventories	20.4	(219.8)

Cash operating costs (a)	341.4	130.9
Add / (subtract)
Depreciation and amortization	36.7	67.9
Care and maintenance costs	(0.2)	(1.6)
Change in inventories	20.3	(17.6)

Total operating costs (b)	398.2	179.6

Uranium produced & purchased (million lbs) (c)	8.4	4.9

Cash costs per pound (a ÷ c)	40.64	26.71
Total costs per pound (b ÷ c)	47.40	36.64

32 CAMECO CORPORATION

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires us to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts our reported assets and liabilities, future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

Controls and procedures

As of March 31, 2024, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2024, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required; and

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In April 2024, we implemented SAP S/4 HANA, an enterprise resource planning (ERP) system, across the entire organization. We expect to experience certain changes to our processes and procedures which, in turn, result in changes to our internal control over financial reporting. Management will continue to evaluate and monitor our internal controls as processes and procedures in each of the affected areas evolve.

2024 FIRST QUARTER REPORT 33